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                                                                     EXHIBIT 4.5

                                                               EXECUTED ORIGINAL

[CANACCORD CAPITAL LOGO]

April 10,2003

CryptoLogic Inc.
1867 Yonge Street
7th Floor
Toronto, Ontario
Canada M4S 1Y5

Attention: Bob Stikeman - Vice-Chairman and Lewis Rose - President & CEO

Dear Sirs:

   PROPOSED LISTING AND POSSIBLE FUND RAISING ON THE LONDON STOCK EXCHANGE

We write to confirm and agree the terms and conditions on which Canaccord Capital (Europe) Limited ("Canaccord") will be awarded the mandate (the "Mandate"), to act as Sponsor, Financial Advisor and Broker to CryptoLogic Inc. (the "Company" or "CryptoLogic") in connection with the Company's listing on the London Stock Exchange's techMARK index (the "Listing") and any possible fund raising associated therewith. The purpose of this letter is to set forth our understanding of our engagement by the Company in respect of the Listing and said fund raising (outlined in Schedule "B"). The completion of the Listing and any possible fund raising shall be subject to, amongst other things as outlined below, due diligence by Canaccord to our complete satisfaction and the receipt of all necessary regulatory approvals which the Company agrees to use its best efforts to obtain.

It is understood that this letter is an agreement in principle and is subject to the execution by the Company and Canaccord of a formal Sponsor and Broker Agreement and a formal Agency Agreement (the "Agreements") in a form satisfactory to both parties. Additionally, Canaccord will use its reasonable endeavours, subject to compliance with applicable laws and regulations and internal compliance procedures, to provide research coverage for the Company.

In the event that for any reason no Agreements are executed, no legal obligation will result from this letter except for any obligations of the Company to Canaccord pursuant to paragraphs 4,6 and 7.

The Agreements shall include, without limitation, the terms listed below:

1.       DUE DILIGENCE

Canaccord and its legal advisers will be given access to the Company's corporate, financial and other records for the purposes of conducting due diligence, if required, in respect of the Company and the Listing and fund raising. Due diligence shall be completed to Canaccord's complete satisfaction prior to the completion of the Listing.

                       Canaccord Capital (Europe) Limited

          MEMBER OF THE LONDON STOCK EXCHANGE AND REGULATED BY THE SFA

              CANACCORD CAPITAL (EUROPE) LIMITED IS A WHOLLY OWNED
                      SUBSIDIARY OF CANACCORD HOLDINGS LTD

          FIRST FLOOR BROOK HOUSE 27 UPPER BROOK STREET LONDON W1K 7QF
                     TEL: 020 7518 2777 FAX: 020 7518 2778/9

                                www.canaccord.com

                 CANACCORD CAPITAL (EUROPE) LIMITED IS A LIMITED
                    COMPANY REGISTERED IN LONDON REG: 2814897

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2.       SPONSOR AND BROKER

The Company will appoint Canaccord as its Sponsor and Broker, conditional upon the successful completion of the Listing, at the date of the announcement of the Listing. The appointment of Sponsor and Broker shall continue until the first anniversary of the Listing. If the parties thereafter agree to continue their relationship either party may terminate Canaccord's appointment under this clause by three months' notice in writing to the other party. In the event of termination under this clause Canaccord shall not be liable to repay any part of its annual retainer which has been paid in advance.

3.       LISTING FEES, ONGOING RETAINERS AND TIMING

The Company will pay to Canaccord the following fees (plus, if applicable, VAT):

     1. A Sponsor and Broker fee of(pound)125,000 of which(pound)25,000 is a non-refundable deposit to be paid on the signing of this agreement; and the remainder is due on the successful admission of the Company to the London Stock Exchange;

     2. The Company shall pay Canaccord a retainer at a rate of(pound)50,000 per annum (plus, if applicable, VAT). The Sponsor retainer is payable in half-yearly instalments in advance, the first said payment to be made on Listing; and

     3. It is anticipated that the Listing process would take between 12 and 14 weeks from the signing of our engagement letter, depending on the level of preparedness with regard to the documentation of the Company.

4.       EXPENSES

The Company will pay all of the reasonable direct expenses and fees of Canaccord incurred in connection with the Mandate including Canaccord's legal counsel, and consultants and specialists, if required, and all reasonable out-of-pocket costs directly incurred by Canaccord. The payment of these expenses will be due upon the Listing. An initial refundable retainer of (pound)25,000 shall be deposited with Canaccord to draw down on for expenses. Individual expense items in excess of (pound)1,000 shall be subject to the Company's prior approval. Canaccord shall also provide the Company with a schedule of costs it will incur in connection with the Listing within one week of the execution of this agreement.

All reasonable fees and expenses shall be payable by the Company upon receiving an invoice from Canaccord and shall be payable by the Company whether or not the Listing is completed, terminated or withdrawn.

5.       PUBLICITY

As is standard in the UK, the Company shall consult with Canaccord in the making of any material public announcements and in particular shall not make any announcement concerning the subject matter of the mandate, whether formal or informal, without Canaccord's prior written consent, unless the Company is required to do so by any applicable laws or stock exchange rules, in which case the

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Company shall use its reasonable efforts to notify Canaccord in writing prior to making of such announcement.

6.       TERMINATION

The Company shall be entitled to terminate the Mandate at anytime prior to the Listing by providing Canaccord with written notice of its intention to withdraw. In the case of Termination, the Company and Canaccord will mutually agree a reasonable breakup fee, not to exceed (pound)100,000, based on actual costs and efforts expended. The Company shall be entitled to return of the initial refundable deposit, less incurred expenses up to the date of withdrawal and will be released from all other obligations, except those that explicitly state that they survive termination, in this agreement and the Agreements (if executed).

7.       INDEMNITY

The Company covenants and agrees to indemnify Canaccord as provided for in Schedule "A" attached hereto.

This letter agreement will be governed by and construed in accordance with the laws of England and Wales and the parties submit to the non-exclusive jurisdiction of the English courts.

If this letter accurately reflects your understanding of the terms of our agreement, please so indicate by executing and returning to us the enclosed copy of this letter.

Yours faithfully,

Canaccord Capital (Europe) Limited

/s/ Paul Reynolds
---------------------------

Agreed and Accepted this 9 day of APRIL 2003

CryptoLogic Inc.

/s/ James Ryan
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                                   SCHEDULE "A"
                                    INDEMNITY

CryptoLogic Inc. (the "Indemnitor) hereby agrees to indemnify and hold Canaccord Capital (Europe) Limited and/or any of its subsidiary companies or holding companies and/or divisions and/or affiliated companies including Canaccord Capital Corporation and Canaccord Holdings Ltd. (hereinafter referred to as the "Adviser") and each and every one of the directors, officers, employees and shareholders of the Adviser (together hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses, claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid with the prior approval of the Company in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Adviser to which the Adviser and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Adviser and its Personnel hereunder or otherwise in connection with the matters referred to in the attached letter agreement, provided, however, that this indemnity shall not apply:

(a) to any liability in respect of any breach of any duties or liability which the Adviser may have under FSA rules or any liability the Adviser may incur under the Financial Services Act 1986 or the Financial Services and Markets Act 2000 or other applicable rules or regulations; or

(b) to the extent that a court of competent jurisdiction in a final judgment that has become non appealable shall determine that:

         i. in the event that, the Adviser or its Personnel, or third parties it has engaged, including legal counsel, consultants and specialists have been reckless, negligent or dishonest or have committed any fraudulent act in the course of such performance; and

        ii. the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly or indirectly caused by the recklessness, negligence, dishonesty or fraud referred to in
             (i).

If for any reason (other than the occurrence of any events itemised in (a) and (b) above) the foregoing indemnification is unavailable to the Adviser or insufficient to hold it harmless, then the Indemnitor shall contribute to the amount paid or payable by the Adviser as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Adviser on the other hand but also the relative fault of the Indemnitor and the Adviser, as well as any relevant equitable considerations provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Adviser as a result of such expense, loss, claim, damage or liability any excess of such amount over the amount of the fees received by the Adviser hereunder.

Provided that none of the events itemised in (a) and (b) above have occurred, the Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Adviser and/or Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, the Indemnitor and/or the Adviser and Personnel of the Adviser shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Adviser, the Adviser shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket

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expenses incurred by the Adviser and its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against the Adviser or any of its Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Adviser will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Adviser and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Adviser and any of the Personnel of the Adviser. The foregoing provisions shall survive the completion of professional services rendered under the attached letter of agreement or any termination of the authorization given by the attached letter of agreement for a period of 3 years from the signing of this agreement.

MONEY LAUNDERING REGULATIONS

The Indemnitor agrees to provide such evidence of its identity and that of directors, partners, trustees and controllers of the Indemnitor or firm and of all connected shareholders and parties as the Adviser may reasonably require in order to comply with its obligations under the legislation and regulations against money laundering and drug trafficking. The Adviser may cease to act for the Indemnitor if it fails to comply and may at any time make such disclosures to the competent authorities as are reasonable as a result of such failure or otherwise upon suspecting that the Indemnitor or any such connected party is involved in money laundering.

DATA PROTECTION ACT

The Indemnitor hereby consents to the Adviser using all information it maintains about the Indemnitor in order to send details of other services offered by the Adviser that it considers may be of interest to the Indemnitor.

COMPLIANCE

The Indemnitor confirms to the Adviser that it will not breach any contractual, legal, regulatory or other obligation by entering into this letter agreement and that the Indemnitor knows of no matter as a result of which it would not be able to give this confirmation were it required to repeat it at any time during the term of this letter. The Indemnitor confirms that it will at all times comply with all such obligations.

/s/ Paul Reynolds                         for Canaccord Capital (Europe) Limited
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/s/ James Ryan                            for CryptoLogic Inc.
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                                   SCHEDULE"B"
                                  DECEMBER 2002
                                CRYPTOLOGIC INC.
                 INDICATIVE TERM SHEET FOR POSSIBLE FUND RAISING

ISSUER:                    CryptoLogic Inc. (the "Company").

AGENT:                     Canaccord Capital (Europe) Limited.

PLACING:                   Common Shares.

AMOUNT:                    To be determined.

PRICE: Priced in the context of the market on a day leading up to the marketing, and as agreed to by the Company and Canaccord.

JURISDICTIONS:             Sales to European institutional investors and if
                           mutually agreed, to North American investors as well, under applicable regulations.

TYPE OF TRANSACTION:       Placement by the Company to Institutional Investors,
                           subject to a formal Placing Agreement.

LISTING: The Common Shares are currently listed on the Toronto Stock Exchange and NASDAQ.

COMMISSION:                The Company will pay cash commission of 5.75 per cent
                           on the gross proceeds of the Placing, payable on closing. The commission and Listing fee will be deducted from the gross proceeds of the Placing and Open Offer.

USE OF PROCEEDS:           The proceeds will be used, inter alia, to provide
                           working capital for the Company.

CLOSING DATE:              May 2003 or such other date as agreed to by the
                           Company and Canaccord.

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